UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AZZ INC.
(Exact name of registrant as specified in its charter)

TEXAS (State or Other Jurisdiction of Incorporation or Organization)	1-12777 Commission File No.	75-0948250 (I.R.S. Employer Identification Number)

One Museum Place, Suite 500 3100 West 7th Street Fort Worth, TX 76107 (Address of principal executive offices, including zip code)

Bradshaw Hawkins 817-810-0095

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

AZZ Inc.’s Conflict Minerals Report is attached hereto, and is also publicly available on its website at www.azz.com as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD, and any information accessible through such websites, is included for general information only and is not incorporated by reference in this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

AZZ Inc.’s Conflict Minerals Report for the year ended December 31, 2019 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Mineral Report of AZZ Inc. for Calendar Year 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ Inc.

/s/ Tara D. Mackey
By: _______________________________
Tara D. Mackey
Chief Legal Officer & Secretary

Date: May 29, 2020